MISHIBISHU GOLD CORPORATION – "MGO"

NEWS RELEASE [redacted] **SEPTEMBER 3, 2002**

Mishibishu Gold Corporation (the "Company") announces that it has commenced drilling on its Tulks South Project in west central Newfoundland. The property encompasses 15,135 hectares (151 square kilometers) and is prospective for gold and volcanogenic massive sulphides ("VMS"). A total of 12 to 15 holes are planned testing one gold target ("Midas Pond") and three VMS targets ("West Tulks", "Curve Pond" and "Wineskin") aggregating 1,400 meters of drilling. The Tulks South project drilling is funded in part by the Newfoundland Department of Mines and Energy Junior Company Exploration Assistance Program ("JCEAP"). Drilling commenced Thursday, August 21, 2002, and is expected to continue for four to five weeks.

BY ORDER OF THE BOARD

"Robert Eadie"

Robert Eadie, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

dlw 9/6

Two Bentall Centre, 555 Burrard Street, 9th Floor, Vancouver, BC, V7X 1M8 Phone: (604) 688-1508 Fax: (604) 893-7071